UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,749,515
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,749,515
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,233
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,803,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,803,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,803,748
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,803,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of YuMe, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, California 94063.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	AVI Capital Yankee, LP, a Delaware limited partnership ("AVI Yankee"), with respect to the Shares directly owned by it;

(ii)	AVI Capital Partners, LP, a Delaware limited partnership ("AVI LP"), with respect to the Shares directly owned by it;

(iii)	AVI Partners, LLC, a Delaware limited liability company (“AVI Partners”), as the general partner of each of AVI Yankee and AVI LP;

(iv)	AVI Management, LLC, a Delaware limited liability company (“AVI Management”), as the investment manager of each of AVI Yankee and AVI LP;

(v)	James A. Dunn, Jr., as a managing partner of AVI Partners and a managing member of AVI Management; and

(vi)	Darren C. Wallis, as a managing partner of AVI Partners and a managing member of AVI Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 555 E. Lancaster Avenue, Suite 520, Radnor, Pennsylvania 19087.

(c)           The principal business of each of AVI Yankee, AVI LP and AVI Partners is making value-oriented, special situation investments where identifiable catalysts are available to unlock value for all shareholders. AVI Management serves as the investment manager of each of AVI Yankee and AVI LP.  Each of Messrs. Dunn and Wallis serves as a managing partner of AVI Partners and a managing member of AVI Management.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 98872B104

(f)           Each of Messrs. Dunn and Wallis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of AVI Yankee and AVI LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,749,515 Shares owned directly by AVI Yankee is approximately $8,815,473, excluding brokerage commissions. The aggregate purchase price of the 54,233 Shares owned directly by AVI LP is approximately $272,211, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board of Directors (the “Board”) concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, nominating directors, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,044,651 Shares outstanding, as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP NO. 98872B104

A.	AVI Yankee

(a)	As of the close of business on January 14, 2015, AVI Yankee beneficially owned 1,749,515 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 1,749,515
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,749,515
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI Yankee during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	AVI LP

(a)	As of the close of business on January 14, 2015, AVI LP beneficially owned 54,233 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 54,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 54,233
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	AVI Partners

(a)	AVI Partners, as the general partner of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 1,803,748 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,803,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,803,748
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Partners has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of AVI Yankee and AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

D.	AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 1,803,748 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 1,803,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,803,748
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of AVI Yankee and AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 1,803,748 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,803,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,803,748

(c)
None of Messrs. Dunn or Wallis has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of AVI Yankee and AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 15, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 98872B104

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among AVI Capital Yankee, LP, AVI Capital Partners, LP, AVI Partners, LLC, AVI Management, LLC, James A. Dunn, Jr. and Darren C. Wallis, dated January 15, 2015.

99.2	Power of Attorney.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2015	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI CAPITAL YANKEE, LP

46,809	5.2064	11/17/2014
33,500	5.2487	11/18/2014
70,840	5.1573	11/19/2014
25,000	5.2459	11/20/2014
3,998	5.2994	11/21/2014
25,000	5.4698	11/24/2014
27,600	5.5349	11/25/2014
31,381	5.4329	11/26/2014
10,000	5.4198	11/28/2014
30,000	5.3933	12/01/2014
20,000	5.2990	12/02/2014
24,600	5.1832	12/03/2014
11,131	5.0760	12/04/2014
24,907	5.0774	12/05/2014
20,822	5.0587	12/08/2014
18,700	5.0040	12/09/2014
25,124	4.9922	12/10/2014
79,836	4.9987	12/11/2014
7,378	5.0010	12/12/2014
11,328	5.0458	12/15/2014
36,898	5.0046	12/16/2014
40,000	5.0226	12/17/2014
25,000	5.0775	12/18/2014
32,835	5.1077	12/19/2014
18,046	5.0874	12/22/2014
15,150	4.9812	12/23/2014
35,698	5.0165	12/26/2014
33,343	4.8521	12/29/2014
1,500	4.7600	12/30/2014
5,500	4.9426	12/31/2014
14,200	5.0850	01/02/2015
16,287	5.0021	01/05/2015
31,599	4.8813	01/06/2015
14,060	4.8138	01/07/2015
23,051	4.9092	01/08/2015
21,329	4.9423	01/09/2015
23,340	4.9748	01/12/2015
24,000	5.0384	01/13/2015
19,612	5.0057	01/14/2015

CUSIP NO. 98872B104

AVI CAPITAL PARTNERS, LP

20,821	5.0590	12/08/2014
20,700	5.0038	12/09/2014
2,312	4.9787	12/16/2014
400	5.0200	12/18/2014
10,000	4.9780	12/23/2014